August 14, 2024

John Hollister
Chief Financial Officer
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020

        Re: GLOBALFOUNDRIES Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Filed April 29, 2024
            Form 6-K Furnished May 7, 2024
            File No. 001-40974
Dear John Hollister:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing